

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

September 10, 2009

Ronald S. Jankov
President and Chief Executive Officer
NetLogic Microsystems, Inc.
1875 Charleston Road
Mountain View, CA 94043

> **Re: NetLogic Microsystems, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2009**
> **File No. 000-50838**

Dear Mr. Jankov:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Q: How will changes in our stock price . . .?, page ii</u>

1.   Your disclosure at the top of page iii indicates that the change in the consideration outside the collar will not be proportionate. Your disclosure in the last paragraph on page 2 indicates that the change in consideration outside the collar will be proportionate. Please reconcile.

Merger Consideration, page 2

2.   We note your disclosure in response to comment 4 that you believe that you are
        unable to register the issuance of securities due to the manner in which the parties
        elected to obtain consent for this transaction. Please confirm our assumption that
        your analysis reflects the guidance in Securities Act Sections Compliance and
        Disclosure Interpretation 239.13. In this regard, we also note your disclosure that
        implies that you believe that the manner in which the parties elected to obtain
        consent for this transaction prevents you from issuing securities to the common
        stockholders. However, if you obtained all consents required for a share issuance
        in a business combination transaction without registration, it is unclear why you
        believe that you would have been unable to close that transaction by issuing
        restricted securities; please advise.

Consideration Payable At Closing, page 2

3.   Please reconcile your statement here regarding a "cap" on the minimum and
        maximum number of shares to be issued with your disclosure beginning at the
        bottom of page ii that the number of shares to be issued will continue to change
        outside of the collar.

Background of the Merger, page 25

4.   We note your revisions in response to prior comment 9; however, it continues to
        be unclear from your disclosure what was the specific nature of the modifications
        and revisions mentioned in the second and third full paragraphs on page 27.
        Therefore, we reissue the third bullet of prior comment 9.

Recommendation of NetLogic's Board of Directors, page 30

5.   We note your response to prior comment 11. Please expand to summarize the
        financial analyses performed by your management on which your board relied.

Earn-our Payment, page 36

6.   We note your disclosure in response to prior comment 16 that the revenue target
        is "based on" RMI's plan. Please clarify whether the target represents the
        projections RMI provided you; if your disclosure does not represent the
        projections RMI provided you, please disclose those projections.

7.   Your disclosure in response to prior comment 17 that the earn-out amounts will
        be "determined, allocated and paid" in the same manner as the merger
        consideration payable on the closing of the merger does not make clear whether
        you mean that (1) the method of calculating the "average closing price" for the

earn-out closing will be the same method used at the time of the merger closing
but the calculation will use your stock price at the time of the earn-out closing or
(2) the dollar value used as the "average closing price" determined at the closing
of the merger will be the same dollar value used as the "average closing price" for
the closing on the earn-out payment. Please revise for clarity.

Sample Calculations, page 37

8.   Please update your table to include a reasonable range of potential prices given
the current market price and price trend for your common stock.

Condition's to NetLogic's . . ., page 44

9.   We note your response to prior comment 18; however, given your reference
merely to a schedule, it continues to be unclear what adverse conditions could
occur without permitting you to terminate the transaction. Therefore, we reissue
prior comment 18.

Supplemental Unaudited Pro Forma Condensed Combined Financial Data of Netlogic,
page 67

10.   Please refer to our prior comments 29 and 30. We see that you propose to
eliminate the tables in the supplemental unaudited pro forma information that
reflected the acquisition of certain assets from IDT. Please respond to the
following:

- Given the significance of your acquisition from IDT, please specifically
explain to us how your proposed forward looking information meets the
requirements of Article 11 to provide pro forma information since the
acquisition has not yet been reflected in the financial statements presented as
of June 30, 2009.
- We see that you were able to obtain financial information to provide pro
formas as of March 31, 2009 and we also see that you closed on the
acquisition on July 17, 2009. Please further explain to us why you are not able
to obtain financial information for the business acquired from IDT as of June
30, 2009.
- It appears from your response that you have determined that any information
as of June 30, 2009 would not be objectively measureable and would be
highly judgmental, please explain in detail how you made this determination
and why you believe that your current presentation is the most meaningful to
investors.
- We see from your Form 8-K dated July 20, 2009 you provided a pro forma
statement of operations for the year ended December 31, 2008 to reflect the
acquisition of IDT. Since this information is available, please tell us why you

did not provide this information as part of your pro forma statement of operations as of December 31, 2008 as presented in your proxy on page 53 in conjunction with your proposed acquisition of RMI.

- It does not appear that you have provided us with a response to our prior comment 29 with regards to your adjustment to inventory. Please advise.
- Finally, given the significance of the intangible assets purchased from IDT and the related impact on your future operations, please revise to disclose to investors the information you provided as part of your response to our prior comment 30.

Beneficial Ownership of NetLogic Common Stock, page 97

11. We note your revisions in response to prior comment 31:

- Please expand to identify the natural persons who have or share voting and/or dispositive powers with respect to the shares held and to be held by Warburg Pincus; and
- Revise to clarify, if true, that the number of shares reported in the table for Warburg Pincus represents the number of shares you estimate will be issued to it in connection with the merger.

Annex A

Introductory Note

12. Your revisions do not address the concern identified in prior comment 35; therefore, we reissue the comment.

* * * * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Julie Sherman at (202) 551-3640 or Jay Webb, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Alan B. Kalin, Esq.—Bingham McCutchen LLP